UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

  (Amendment No. 1)*

SAMSARA LUGGAGE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

79589J101

(CUSIP Number)

Atara Dzikowski

135 East 57th St. Suite 18-130

New York, NY 10022

(855) 256-7477

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 79589J101

1.	NAMES OF REPORTING PERSONS Atara Dzikowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL

Number Of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 1,094,242
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,094,242
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,242
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 79589J101

Explanatory Note

This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) to amend and replace in its entirety the original Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission on December 10, 2021 (the “Original Schedule 13D”). This Amendment is filed solely to correct the total number of shares of common stock reported as beneficially owned by Atara Dzikowski. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D.

Item 1. Security and Issuer.

Samsara Luggage, Inc.’s (the “Issuer”) common stock, $0.0001 par value per share (the “Common Stock”). The principal executive office of the Issuer is located at 135 East 57th St., Suite 18-130, New York, NY 10022.

Item 2. Identity and Background.

Atara Dzikowski (the “Reporting Person”) served as Director and CEO of the Delaware company, Samsara Luggage, Inc., from its inception in 2017 until November 12, 2019, when the Issuer completed its merger with the Delaware corporation that was previously known as “Samsara Luggage, Inc.” (“Samsara Delaware”) in accordance with the terms of the Merger Agreement and Plan of Merger, dated as of May 10, 2019, by and among the Issuer, Samsara Delaware, and Avraham Bengio, pursuant to which Samsara Delaware merged with and into the Issuer, with the Issuer being the surviving corporation (the “Merger”). Following the Merger, the Reporting Person has served as Director and CEO of the Issuer. She has served as Chairperson and CEO of Design Boxes Ltd. from 2013 to date. She holds a Master’s in Public Administration from Clark University and a BA degree in Communication and Management from The College of Management in Tel Aviv. Since the Merger, the Reporting Person has been employed full time by the Issuer as its Chief Executive Officer.

(a) The Reporting Person is an Israeli citizen. The principal business address of the Issuer and the address for the Reporting Person is 135 East 57th St., Suite 18-130, New York, NY 10022.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Reporting Person was issued 833,333 shares (the “Shares”) of the Issuer’s Common Stock in consideration for deferred and accrued salary payments, as reported in the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2023 (the “Transaction”) in order to effect a change in control of the Issuer.

The Reporting Person intends to evaluate her investment in the Shares on a continual basis. The Reporting Person from time to time intends to review her investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intends to take such actions in the future as she and the other executives of the Issuer deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of other operating businesses and/or their assets, acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Reporting Person is deemed to have a beneficial ownership interest of 1,094,24 shares of Common Stock (representing approximately 12.0% of the number of shares of Common Stock issued and outstanding). The percentage with respect to the Reporting Person’s beneficial ownership is based on 9,148,727 shares of the Issuer’s Common Stock reported by the Issuer to be issued and outstanding as of June 16, 2023.

(c) See Item 6 below.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 of this Schedule 13 D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2023	/s/ Atara Dzikowski
Atara Dzikowski

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